WOODSIDE
AUSTRALIAN ENERGY

24 September 2002

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose the following documents which have recently been filed with the Australian Stock Exchange ("ASX"):

- Drilling Report in relation to Mauritania, PSC A (Chinguetti-4-3) Banda, lodged with the Australian Stock Exchange on 24 September 2002;
- Drilling Report in relation to WA-271-P (Enfield-5), lodged with the Australian Stock Exchange on 24 September 2002;
- Drilling Report in relation to Gulf of Mexico - Atwater Valley 489 (Kansas-1), lodged with the Australian Stock Exchange on 24 September 2002;

It would be greatly appreciated if you could return by fax (61+ 8 9348 4990) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

REBECCA SIMS
Administration Officer

dlw 10/8

WOODSIDE PETROLEUM LTD.
A.B.N. 55 004 898 962
Registered Office: No.1 Adelaide Terrace, Perth, Western Australia, 6000
Postal Address: Box D188 G.P.O. Perth, Western Australia, 6840
Telephone: (08) 9348 4000 Facsimile: (08) 9348 4990

24 September 2002

WOODSIDE
AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

Mauritania, PSC A
Chinguetti-4-3 (Banda)

Woodside Mauritania Pty Ltd., Operator of the Mauritania PSC A Joint Venture, reports that on 23 September 2002 the Chinguetti-4-3 (Banda) exploration well had reached a final depth of 2609 metres in 12¼ inch hole.

The current operation is plugging and abandoning the well as planned.

The drillship "Deepwater Discovery" will then return to the Chinguetti discovery in the Area B PSC to drill the Chinguetti 4-4 appraisal well, approx 1.5 kilometres to the east of Chinguetti-1.

All reported depths are referenced to the rig rotary table.

Participants in the Area A PSC are as follows:

Woodside Mauritania Pty Ltd	35.0% (Operator)
AGIP Mauritania BV	35.0%
Hardman Resources Ltd	24.3%
Fusion Oil and Gas NL	3.0%
Roc Oil (Mauritania) Company	2.7%

ANTHONY NIARDONE
Asst. Company Secretary

24 September 2002

WOODSIDE
AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

WA-271-P
Enfield-5

Woodside Petroleum Ltd., the Operator of the Permit WA-271-P, located in the Exmouth Sub-basin, reports that on 24 September 2002 the Enfield-5 appraisal well was at a total depth of 2150 metres (along hole) and retrieving anchors prior to the rig moving off location.

Since the last report, drilling continued in the $8^1/_2$ inch hole from 1764 metres to the current total depth. Wireline logs were then run after which the well was plugged back and abandoned.

A preliminary evaluation of the wireline log data indicates that a gross hydrocarbon-bearing interval (gas and oil) of 64.5 metres (along hole) was intersected in the Macedon Sandstone.

All reported depths are referenced to the rig rotary table.

Woodside's interest in Permit WA-271-P is 100%.

ANTHONY NIARDONE
Asst. Company Secretary

24 September 2002

WOODSIDE
AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

Gulf of Mexico
Atwater Valley 489
Kansas-1

Woodside Petroleum Ltd. reports that the Kansas prospect exploratory well, in the Gulf of Mexico offshore USA spudded on 14 September 2002.

Woodside Energy (USA) Inc. will earn 16.665% equity in the prospect upon completion of operations.

ANTHONY NIARDONE
Asst. Company Secretary

WOODSIDE
AUSTRALIAN ENERGY

02 OCT -7 AM 9:43

25 September 2002

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose the following document which has recently been filed with the Australian Stock Exchange ("ASX"):

- News Release in relation to recent media speculation on potential Woodside acquisitions, lodged with the Australian Stock Exchange on 25 September 2002.

It would be greatly appreciated if you could return by fax (61+ 8 9348 4990) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

REBECCA SIMS
Administration Officer

WOODSIDE PETROLEUM LTD.
A.B.N. 55 004 898 962
Registered Office: No.1 Adelaide Terrace, Perth, Western Australia, 6000
Postal Address: Box D188 G.P.O. Perth, Western Australia, 6840
Telephone: (08) 9348 4000 Facsimile: (08) 9348 4990

WOODSIDE

AUSTRALIAN ENERGY

NEWS RELEASE

Woodside Petroleum Ltd. & Subsidiaries
A.C.N. 004 898 962
1 Adelaide Terrace
PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

Woodside Energy Ltd.
A.C.N. 005 482 986
1 Adelaide Terrace
PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

Wednesday, 25 September 2002
12.30pm (WST)

RECENT MEDIA SPECULATION ON POTENTIAL WOODSIDE ACQUISITIONS

In response to recent media speculation, Woodside confirms that it continues to investigate opportunities consistent with its previously announced international growth strategy.

This strategy includes potential mergers and acquisitions in key growth areas outside Australia.

Woodside has screened a number of potential opportunities that might provide a platform for achieving long-term growth consistent with top quartile total shareholder returns.

If any opportunity progresses to the stage where a proposal is developed and approved and any necessary negotiations are complete, an immediate announcement will be made.

Speculation that Woodside's actions are intended to have a negative impact on the good relationship that exists between Woodside and Shell is incorrect.

MEDIA INQUIRIES
Woodside Energy Ltd.
Rob Millhouse, Public Issues Manager
W: (08) 9348 4281 M: (0419) 588 166

INVESTMENT INQUIRIES
Woodside Energy Ltd.
Glenister Lamont, Investor Relations Manager
W: (08) 9348 4283 M: (0417) 541 305

WOODSIDE
AUSTRALIAN ENERGY

02 OCT -7 AM 9:54

23 September 2002

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose the following document which has recently been filed with the Australian Stock Exchange ("ASX"):

- Drilling Report in relation to Mauritania, PSC A (Chinguetti-4-3) Banda, lodged with the Australian Stock Exchange on 23 September 2002;

It would be greatly appreciated if you could return by fax (61+ 8 9348 4990) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

REBECCA SIMS
Administration Officer

WOODSIDE PETROLEUM LTD.
A.B.N. 55 004 898 962
Registered Office: No.1 Adelaide Terrace, Perth, Western Australia, 6000
Postal Address: Box D188 G.P.O. Perth, Western Australia, 6840
Telephone: (08) 9348 4000 Facsimile: (08) 9348 4990

23 September 2002

WOODSIDE
AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

Mauritania, PSC A
Chinguetti-4-3 (Banda)

Woodside Mauritania Pty Ltd., Operator of the Mauritania PSC A Joint Venture, reports that on 22 September the Chinguetti-4-3 exploration well on the Banda Prospect is currently concluding the running of wireline logs at total depth of 2609 metres.

Since the last report, the 12¼ inch hole was drilled to total depth of 2609 metres and acquisition of wireline evaluation logs has been undertaken.

A preliminary evaluation of the wireline log data indicates that the well has intersected a number of hydrocarbon bearing sandstones in the primary objective over a gross interval of 133 metres. This interval comprises a gross gas column of 110 metres immediately overlying a gross oil column of 23 metres. Samples of gas and oil have been recovered from both columns.

Following the completion of the logging programme this well will be plugged and abandoned, as planned.

All reported depths are referenced to the rig rotary table.

Following guidance from the Mauritanian Government, all wells in Mauritania follow the naming convention "Chinguetti-Block number-Well number". The Chinguetti-4-3 well (Banda) is drilled on an independent prospect, 20 kms to the East of the Chinguetti field. It is the third well drilled in Block 4 following the initial Chinguetti discovery.

The attached map details the location of the wells drilled by this JV to date and planned in this drilling campaign.

Mr John Akehurst, Managing Director of joint venture operator Woodside Petroleum Ltd, said that the joint venture had now drilled 3 prospects offshore Mauritania and had made 2 promising discoveries. "The Chinguetti 4-3 results have increased our optimism with respect to this emerging hydrocarbon province, " he said. Mr Akehurst congratulated the Mauritanian Government and the people of Mauritania on these encouraging results.

Participants in the Area A PSC are as follows:

Woodside Mauritania Pty Ltd	35.0% (Operator)
AGIP Mauritania BV	35.0%
Hardman Resources Ltd	24.3%
Fusion Oil and Gas NL	3.0%
Roc Oil (Mauritania) Company	2.7%

ANTHONY NIARDONE
Asst. Company Secretary


20° 00'W
Block 8
16° 00'W
20° 00'N
AFRICA
Location Map
WEL Operated PSC
WEL Interest (Non Operated) PSC
Block 7
Chinguetti 6-1(Thon)
Cretaceous Target
To Be Drilled In 2002
V1
Area C
Block 6
Area B
Block 5
Area A
Block 5
Nouakchott
18° 00'N
Courbine-1
Cretaceous Target
Drilled In 2001
Chinguetti 4-3 (Banda)
Tertiary Target
Currently Drilling
Area B
Block 4
Area A
Block 4
Chinguetti-1
Tertiary Target
Drilled In 2001
Chinguetti 4-2
(Chinguetti)
Tertiary Target Drilled In 2002
Chinguetti 4-4
(Chinguetti) Tertiary Target
To be Drilled In 2002
Area A
Block 3
Area C
Block 2
N
Datum: WGS 1984
0
100
kilometres
Block 1
Rosso
NV / 200902 / 400-18931

WOODSIDE ENERGY LTD MAURITANIA
WELL LOCATION AND NOMENCLATURE

WOODSIDE